January 22, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jimmy McNamara

Re:	CG Oncology, Inc. (the “Registrant”)

Registration Statement on Form S-1 (File No. 333-276350)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between January 18, 2024 and the date hereof, approximately 3,150 copies of the Preliminary Prospectus, dated January 18, 2024, were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement, as amended.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Wednesday, January 24, 2024 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC
GOLDMAN SACHS & CO. LLC
CANTOR FITZGERALD & CO.
As representatives of the Underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Chirag Surti
Name:	Chirag Surti
Title:	Executive Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Danielle Freeman
Name:	Danielle Freeman
Title:	Managing Director

CANTOR FITZGERALD & CO.

By:	/s/ Sage Kelly
Name:	Sage Kelly
Title:	Senior Managing Director

[Signature Page to Acceleration Request Letter]